Form U-13-60
Mutual and Subsidiary Service Companies
Revised February 7, 1980

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2003 and Ending December 31, 2003

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

Allegheny Ventures, Inc.

A Non-Utility Subsidiary

Date of Incorporation: August 18, 1994

State Incorporated or Organized: Delaware.

Location of Principal Executive Offices of Reporting Company:

800 Cabin Hill Drive, Greensburg, PA 15601

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Thomas R. Gardner, VP & Controller
Allegheny Ventures, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Name of Principal Holding Company:

Allegheny Energy, Inc.

3

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

PAGE
DESCRIPTION OF REPORTS OR STATEMENTS	NO.

ORGANIZATION CHART	37

METHODS OF ALLOCATION	38

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED	39

4
ANNUAL REPORT OF Allegheny Ventures, Inc.

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31
		2003	2002
	PROPERTY

101	Service company property (Schedule II)	0	0
107	Construction work in progress (Schedule II)	0	0
121	Non Utility Property (Schedule II)	43,355,591	42,795,898
	Total Property	43,355,591	42,795,898
108	Less accumulated provision for depreciation and amortiziation of
	service company property (Schedule III)	0	0
122	Less accumulated provision for depreciation and amortization
	of non-utility property (Schedule III)	6,415,484	3,886,124
	Net Service Company Property	36,940,107	38,909,775
	INVESTMENTS
114	Investments in associate companies	0	0
123	Investments in associate companies (Schedule IV)	7,084,462	7,285,903
124	Other investments (Schedule IV)	331,022	139,866
	Total Investments	7,415,484	7,425,769
	CURRENT AND ACCRUED ASSETS
131	Cash	467,409	490,110
134	Special deposits	0	0
135	Working funds	500	1,500
136	Temporary cash investments (Schedule IV)	30,058,845	15,118,610
141	Notes receivable	0	3,600
142	Customer Accounts Receivable	23,819,151	19,160,717
143	Accounts Receivable	4,926,533	30,373,337
144	Accumulated provision of uncollectible accounts	(7,888,589)	(5,472,081)
146	Accounts receivable from associate companies (Schedule V)	0	0
152	Fuel stock expenses undistributed (Schedule VI)	0	0
154	Materials and supplies	6,812,104	6,923,846
163	Stores expense undistributed (Schedule VII)	0	0
165	Prepayments	18,384	166,567
171	Interest Receivables	22,627	15,701
174	Miscellaneous current and accrued assets (Schedule VIII)	9,627,954	8,465,269
	Total Current and Accrued Assets	67,864,918	75,247,176
	DEFERRED DEBITS
181	Unamortized debt expense	0	0
184	Clearing accounts	33	(43)
186	Miscellaneous deferred debits (Schedule IX)	351,346	372,199
188	Research, development, or demonstration expenditures (Schedule X)	0	0
190	Accumulated deferred income taxes	19,485,375	32,249,198
	Total Deferred Debits	19,836,754	32,621,354

	TOTAL ASSETS AND OTHER DEBITS	132,057,263	154,204,074

5
ANNUAL REPORT OF Allegheny Ventures, Inc.

SCHEDULE I COMPARATIVE BALANCE SHEET

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL
		AS OF DECEMBER 31
	PROPRIETARY CAPITAL	2003	2002
201	Common stock issued (Schedule XI)	1,000	1,000
211	Miscellaneous paid-in capital (Schedule XI)	210,135,366	205,454,013
215	Appropriated retained earnings (Schedule XI)	0	1,210,074
216	Unappropriated retained earnings (Schedule (XI)	(93,663,386)	(85,483,125)
	Total Proprietary Capital	116,472,980	121,181,962

	LONG-TERM DEBT

223	Advances from associate companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	0
225	Unamortized premium on long-term debt	0	0
226	Unamortized discount on long-term debt-debit	0	0
227	Obligations under capital leases-noncurrent	0	0
228	Provision for Injuries & Damages		0
	Total Long-Term Debt	0	0

	CURRENT AND ACCRUED LIABILITIES

231	Notes payable	0	0
232	Accounts payable	2,337,089	28,804,068
233	Notes payable to associate companies (Schedule XIII)	0	0
234	Accounts payable to associate companies (Schedule XIII)	11,968,421	3,196,024
235	Customer Deposits	21,755	763,443
236	Taxes accrued	198,660	162,450
237	Interest accrued	0	0
238	Dividends declared	0	0
241	Tax collections payable	(1,154)	5,631
242	Miscellaneous current and accrued liabilities (Schedule XIII)	75,643	27,099
	Total Current and Accrued Liabilities	14,600,414	32,958,715

	DEFERRED CREDITS

253	Other deferred credits	983,869	63,397
255	Accumulated deferred investment tax credits	0	0
	Total Deferred Credits	983,869	63,397

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	132,057,263	154,204,074

6
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

SCHEDULE II - SERVICE COMPANY PROPERTY

		BALANCE AT				BALANCE
		BEGINNING		RETIREMENTS-	OTHER	AT CLOSE
DESCRIPTION		OF YEAR	ADDITIONS-1/	OR SALES - 1a/	CHANGES - 2/	OF YEAR
SERVICE COMPANY PROPERTY
ACCOUNT
301	ORGANIZATION

303	MISCELLANEOUS
	INTANGIBLES PLANT	0				0

304	LAND AND LAND RIGHTS	0		0		0

306	LEASEHOLD IMPROVEMENTS	172,265		0		172,265

307	EQUIPMENT	1,711,197	169,704	286,674		1,594,227

308	OFFICE FURN. & EQUIPMENT	356,479	0	0	0	356,479

309	AUTOMOBILES, OTHER
	VEHICLES AND RELATED
	GARAGE EQUIPMENT	307,491	238,982	43,038		503,435

310	AIRCRAFT AND
	AIRPORT EQUIPMENT	0			0	0

311	OTHER PROPERTY	40,248,466	704,244	223,525	0	40,729,185

	SUBTOTAL	42,795,898	1,112,930	553,237	0	43,355,591

107	CONSTRUCTION WORK
	IN PROGRESS	0

	TOTAL	42,795,898	1,112,930	553,237	0	43,355,591

PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

7

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

					OTHER
		BALANCE AT	ADDITIONS	-	CHANGES	BALANCE
DESCRIPTION		BEGINNING	CHARGED TO	RETIREMENTS	ADD	AT CLOSE
		OF YEAR	ACCT 403	_	(DEDUCT)	OF YEAR

ACCOUNT

301	ORGANIZATION					0

303	MISCELLANEOUS
	INTANGIBLE PLANT					0

304	LAND AND LAND RIGHTS					0

306	LEASEHOLD
	IMPROVEMENTS	37,455	15,746	(30,235)		22,966

307	EQUIPMENT	69,579	398,207	(5,490)		462,296

308	OFFICE FURN. & EQUIPMENT	70,327	40,202	(70,283)		40,246

309	AUTOMOBILES, OTHER
	VEHICLES AND RELATED
	GARAGE EQUIPMENT	90,084	87,773	(32,867)		144,990

310	AIRCRAFT AND
	AIRPORT EQUIPMENT

311	OTHER PROPERTY	3,618,679	2,126,307	0		5,744,986

	TOTAL	3,886,124	2,668,235	(138,875)	0	6,415,484

PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

8

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

EnviroTech Investment Fund I, L.P., Net	0	0
A 9.9% interest in a limited partnership to acquire securities of companies with a primary emphasis on investments in energy.
Latin American Energy and Electricity Fund I, L.P.	0	0
A 8.25% interest in a limited partnership to invest in entities involved in new or existing
Electric power projects in Latin America and the Caribbean.
APS Cogenex, L.L.C.	1,706,368	1,750,942
A 50% joint venture with EUA Cogenex Corporation formed to engage in demand side management business activities
FondElec General Partner, L.P.	0	0
A 4.145% interest in limited partnership organized for the purpose of acting as the general partner of the Latin American Energy and Electricity Fund I, L.P.
AFN Communications, LLC	0	0
A 45.26% interest in a facilities-based network service provider that supplies high-capacity broadband access to primary, secondary and tertiary markets.
Odyssey Communications	1,074,818	883,138
A 40% interest in a company offering a complete range of fiber optic construction and professional services.
Enporion	0	0
A 3% interest in a new energy industry procurement exchange that provides member companies a means of decreasing costs by aggregating purchases, On-line via the internet.
Utility Assoc. Investment	0	0
A 10% interest in an emerging software development company that specializes in creating integrated mobile computing solutions for the utility industry.

9
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES continued:

LTI Telecom leasing	0	0
Investment in 4,000 shares Series A Preferred Stock, 10% payables semiannually, in arrears
LTI energy Products Leasing	0	0
Investment in 1,000 shares Series A Preferred Stock, 10% payables semiannually, in arrears
Mabco Stream Company, LLC	4,504,717	4,450,382
A 15.617% investment in a sales/leaseback company for Weirton Steel by providing steam
And partial power through the Foster Wheeler Steam plant and related generation facilities

	7,285,903	7,084,062

ACCOUNT 124 - OTHER INVESTMENTS

ABS, Inc.
Investment in 330k shares of common stock of Adelphia Business Solutions, Inc.
Active Power Inc
Investment in 106,342 shares of common stock of Active Power Inc.
Miscellaneous Investments	139,866	331,022
Funds Deposit Collateral with Safeco	139,866	331,022

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

Temporary Cash Investment	15,118,610	30,058,845
	15,118,610	30,058,845

TOTAL	22,544,379	37,474,329

10
ANNUAL REPORT OF Allegheny Ventures, Inc.
For the Year Ended December 31, 2003

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable
from each associate company. Where the service company has
provided accommodation or convenience payments for associate companies, a separate listing of total payments for each
associate company by subaccount should be provided.
			BALANCE AT	BALANCE AT
DESCRIPTION			BEGINNING	CLOSE
			OF YEAR	OF YEAR
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

West Penn Power Company			510,976	620,350
The Potomac Edison Company			22,959	206,272
Monongahela Power Company			8,625	60,260
Allegheny Energy, Inc.			8,670	30,954
Allegheny Energy Supply Company LLC			182,038	91,131
Mountaineer Gas			70,786	78,183

Net Affiliated Accounts Receivable & Payable			(804,054)	(1,087,150)

TOTAL			0	0

ANALYSIS OF CONVENIENCE OR ACCOMODATION PAYMENTS:
	Monongahela	The Potomac	West Penn
DESCRIPTION	Power	Edison	Power	TOTAL
	Company	Company	Company	PAYMENTS
None

TOTAL PAYMENTS	0	0	0	0

11

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary"
listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL

ACCOUNT 152 - FUEL STOCK EXPENSES
UNDISTRIBUTED

None.

TOTAL	0	0	0

12

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL

ACCOUNT 163 - STORES EXPENSE
UNDISTRIBUTED

None.

TOTAL	0	0	0

13

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS

WVA Unexpenses Property Taxes	103,782	137,246

Deferred Taxes	2,178,756	3,086,046

Taxes Receivables	6,182,731	6,404,662

TOTAL	8,465,269	9,627,954

		14

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less
than $10,000 may be grouped by class showing the
number of items in each class.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Miscellaneous	5,701	31,280

Prepaid Insurance	14,183	9,704

Smartnet Maintenance Agreement	352,315	128,936

Adelphia Maintenance Agreement		50,875

8e6 Maintenance Agreement		16,894

A T & T Deferral		113,657

TOTAL	372,199	351,346

15

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or
	demonstration project which incurred costs by the service
	corporation during the year.

	DESCRIPTION	AMOUNT

	ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR
	DEMONSTRATION EXPENDITURES

	None.

	TOTAL	0

16
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

SCHEDULE XI- PROPRIETARY CAPITAL

ACCOUNT		NUMBER OF	PAR OR
NUMBER	CLASS OF STOCK	SHARES	STATED VALUE	OUTSTANDING CLOSE OF PERIOD
		AUTHORIZED	PER SHARE	NO OF SHARES	TOTAL AMOUNT

201	COMMON STOCK ISSUED	1,000	10	100	1,000

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.
DESCRIPTION					AMOUNT
ACCOUNT 211	MISCELLANEOUS PAID-IN CAPITAL*				210,135,366

ACCOUNT 215	APPROPRIATED RETAINED EARNINGS				0

	* Allegheny Ventures is funded in the form of capital contributions from the holding company, Allegheny Energy, Inc. TOTAL				210,135,366

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed
Or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

		BALANCE AT	NET INCOME		BALANCE AT
DESCRIPTION		BEGINNING	OR	DIVIDENDS	CLOSE
		OF YEAR	(LOSS)	PAID	OF YEAR

ACCOUNT 216 - UNAPPROPRIATED RETAINED		(85,483,125)	(8,180,261)	-	(93,663,386)
EARNINGS

None.
TOTAL		(85,483,125)	(8,180,261)	-	(93,663,386)
17
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

SCHEDULE XII- LONG TERM DEBT

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

	TERMS OF
	OBLIGATIONS
NAME OF CREDITOR	CLASS &	DATE			BALANCE AT			BALANCE
	SERIES	OF	INTEREST	AMOUNT	BEGINNING			AT CLOSE
	OF OBLIGATIONS	MATURITY	RATE	AUTHORIZED	OF YEAR	ADDITIONS	DEDUCTIONS	OF YEAR
ACCOUNT 223-
ADVANCES FROM
ASSOCIATE
COMPANIES:

None.								0

ACCOUNT 224-
OTHER LONG-
TERM DEBT:

TOTAL	0	0		0	0	0	0	0
18

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amounts of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.
	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE
COMPANIES

NONE

TOTAL	0	0
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Allegheny Energy Service Corporation	3,780,782	9,180,403
West Penn Power Company	4,424	64,547
The Potomac Edison Company	64,141	255,576
Monongahela Power Company	57,516	3,153,639
Allegheny Energy, Inc.	215	466,104
Allegheny Energy Supply Lincoln Generating	8	53
West Virginia Power and Transmission	5,750	0
Allegheny Energy Supply Company LLC	87,195	4,095
Mountaineer Gas	48	(69,702)
West Penn West Virginia Water		855
Net Affiliated Accounts Receivable and Payables	(804,054)	(1,087,150)
TOTAL	3,196,024	11,968,420

ACCOUNT 242 - MISCELLANEOUS CURRENT AND
ACCRUED LIABILITIES

Misc Accrued Liabilities	25,384	34,673

Injury & Damages Settlement Reserve	0	17,500

Workers Compensation Awards	1,715	23,470

TOTAL	27,099	75,643

19

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:	The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Certain amounts in the December 31, 2003 consolidated balance sheet have been reclassified for comparative purposes.

20
ANNUAL REPORT OF Allegheny Ventures ,Inc.
For the Year Ended December 31, 2003
SCHEDULE XV
STATEMENT OF INCOME
ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME
481	Commercial and Industrial Sales	0	535,594,382
488	Miscellaneous Services Revenues	257,447	3,817,717
450-456	Other Operating Revenue	42,366,170	108,872,423
457	Service Rendered to Associate Companies	0	0
458	Service Rendered to Nonassociate Companies	0	0
417-421	Miscellaneous Income or Loss	192,914	(46,278,653)
	Total Income	42,816,531	602,005,869

	EXPENSE
500-557	Power production expenses	33,781,737	619,664,958
560-598	Transmission & Distribution expenses	0	0
903	Customer Records and Collection Expense	0	0
904	Uncollectible Accounts	2,856,115	3,773,571
912	Selling Activity Expense	0	0
913	Sales Advertising	0	0
920	Salaries and wages	4,079,838	12,039,145
921	Office supplies and expenses	476,659	5,793,840
923	Outside services employed	3,609,270	5,873,433
924	Property insurance	988	1,133
925	Injuries and damages	37,520	10,039
926	Employee pensions and benefits	1,004,478	2,897,904
928	Regulatory commission expense	0	10
930.1	General advertising expenses	10,423	45,583
930.2	Miscellaneous general expenses	0	0
931	Rents	902,982	1,914,485
935	Maintenance of structures and equipment	0	0
403-404	Depreciation and amortization expense	2,672,664	3,848,465
408	Taxes other than income taxes	500,923	1,324,776
409	Income taxes	(13,059,764)	(6,524,313)
410	Provision for deferred income taxes	24,293,024	5,140,575
411.1	Provision for deferred income taxes - credit	(12,457,111)	(35,452,744)
411.7	Loss on Disposal of Utility Plant	2,276,968	31,526,488
425	Miscellaneous Amortization	0	1,122,065
426.1	Donations	6	853
426	Other deductions	0	0
427	Interest on long-term debt		297,536
430	Interest on Debt to Associate Company		(4,310)
431	Other interest expense	2,826	278
435	Extraordinary Deductions (Minority Interest)	0	(2,035,947)
435	Extraordinary Deductions (Accum. effect of accounting change, net)	7,246	0
	Total Expense	50,996,792	651,257,823

	Net Income or (Loss)	(8,180,261)	(49,251,955)

21

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

ANALYSIS OF BILLING

ASSOCIATE COMPANIES
ACCOUNT 457

	DIRECT	INDIRECT	COMPENSATION	TOTAL
NAME OF ASSOCIATE COMPANY	COSTS	COSTS	FOR USE	AMOUNT
	CHARGED	CHARGED	OF CAPITAL	BILLED
1/
	457-1	457-2	457-3

None

TOTAL	0	0	0	0
22
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES
ACCOUNT 458

	DIRECT	INDIRECT	COMPENSATION		EXCESS	TOTAL
NAME OF NONASSOCIATE CO	COST	COSTS	FOR USE	TOTAL	OR	AMOUNT
	CHARGED	CHARGED	OF CAPITAL	COST	DEFICIENCY	BILLED

	458-1	458-2	458-3		458-4

None

TOTAL

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company
23

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

SCHEDULE XVI

ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES

		ASSOCIATE			NONASSOCIATE			1/ TOTAL CHARGES
		COMPANY CHARGES			COMPANY CHARGES			FOR SERVICE
		DIRECT	INDIRECT		DIRECT	INDIRECT		DIRECT	INDIRECT
DESCRIPTION OF ITEMS		COST	COST	TOTAL	COST	COST	TOTAL	COST	COST	TOTAL

920	SALARIES AND WAGES
921	OFFICE SUPPLIES AND EXPENSES
923	OUTSIDE SERVICES EMPLOYED
924	PROPERTY INSURANCE				This Type of Breakdown is not
925	INJURIES AND DAMAGES				Applicable
926	EMPLOYEE PENSIONS AND BENEFITS
930.1	GENERAL ADVERTISING EXPENSES
930.2	MISCELLANEOUS GENERAL EXPENSES
931	RENTS
403	DEPRECIATION AND AMORTIZATION
EXPENSE
408	TAXES OTHER THAN INCOME TAXES
409	INCOME TAXES
410	PROVISION FOR DEFERRED INCOME
TAXES
411	PROVISION FOR DEFERRED INCOME
TAXES - CREDIT
411.5	INVESTMENT TAX CREDIT
418	NONOPERATING RENTAL INCOME
426.1	DONATIONS
426	OTHER DEDUCTIONS
427	INTEREST ON LONG-TERM DEBT
431	OTHER INTEREST EXPENSE

INSTRUCTIONS: Total cost of service
will equal for associate and non-associate
companies the total amount billed under
their separate analysis of billing schedules.
TOTAL EXPENSES		0	0	0				0	0	0
Compensation for use of equity capital
430 INTEREST ON DEBT TO ASSOC COS.
TOTAL COST OF SERVICE		0	0	0				0	0	0

24
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

DEPARTMENT OR SERVICE FUNCTION

(Unregulated)
		TOTAL			LEGAL	FINANCE	REGULATION	ALLEGHENY
	DESCRIPTION OF ITEMS	AMOUNT	OVERHEAD	EXECUTIVE	GROUP	ADMINISTRATION	& RATES	VENTURES
920	SALARIES AND WAGES
921	OFFICE SUPPLIES AND EXPENSES
923	OUTSIDE SERVICES EMPLOYED
924	PROPERTY INSURANCE
925	INJURIES AND DAMAGES
926	EMPLOYEE PENSIONS AND BENEFITS
930.1	GENERAL ADVERTISING EXPENSE			This Type of Breakdown is not
930.2	MISCELLANEOUS GENERAL EXPENSE			Applicable
931	RENTS
935	MAINTENANCE OF STRUCTURES AND
EQUIPMENT
403	DEPRECIATION AND AMORTIZATION
EXPENSE
408	TAXES OTHER THAN INCOME TAXES
409	INCOME TAXES
410	PROVISION FOR DEFERRED INCOME
TAXES
411	PROVISION FOR DEFERRED INCOME
TAXES - CREDIT
411.5	INVESTMENT TAX CREDIT
418	NONOPERATING RENTAL INCOME
426.1	DONATIONS
426	OTHER DEDUCTIONS
427	INTEREST ON LONG-TERM DEBT
430	INTEREST ON DEBT TO ASSOCIATE
COMPANIES
431	OTHER INTEREST EXPENSE

INSTRUCTIONS: Indicate each department or service
function. (See Instruction 01-3 General
Structure of Accounting System: Uniform
System of Accounts)
TOTAL EXPENSES		0	0	0	0	0	0	0

25

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

		DEPARTMENTAL SALARY EXPENSE				NUMBER
NAME OF DEPARTMENT		INCLUDED IN AMOUNTS BILLED TO AMOUNTS BILLED to				PERSONNEL
Indicate each dept.		TOTAL	PARENT	OTHER	NON	END OF
or service function.		AMOUNT	COMPANY	ASSOCIATES	ASSOCIATES	YEAR

This type of Breakdown is not
Applicable

	TOTAL	0	0	0	0	0

		26
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for
	each type of service.
FROM WHOM PURCHASED	ADDRESS	AMOUNT
Legal Services:

Vendors Over $25,000		840,640

SULLIVAN & CROMWELL	125 BROAD STREET NEW YORK NY	743,522
WATKINS LUDLAM WINTER & STENNIS	PO BOX 427 JACKSON MS	97,119

Miscellaneous - Under $25,000 (14)		56,317

Total Legal Service		896,957

Audit Services

Vendors Over $25,000		578,572

PRICEWATERHOUSE COOPERS LLP	2400 PENN CTR PHILADELPHIA PA	578,572

Miscellaneous - Under $25,000		0

Total Audit Service		578,572

Medical Services

Vendors Over $25,000		0

Miscellaneous - Under $25,000 (15)		979

Total Medical Service		979

Engineering Services

Vendors Over $25,000		0

Miscellaneous - Under $25,000 (1)		3,783

Total Engineering Service		3,783

Temporary Staffing Services

Vendors Over $25,000		0

Miscellaneous - Under $25,000 (3)		40,493

Total Temporary Staffing Service		40,493
27
ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for
	each type of service.
FROM WHOM PURCHASED		AMOUNT
Credit and Collection Services

Vendors over $25,000		0

Miscellaneous - Under $25,000 (0)		0

Credit and Collection Service		0

Contract Work

Vendors Over $25,000		789,819

ODYSSEY COMMUNICATIONS LLC	100 BRUSH RUN RD GREENSBURG PA	627,549
DQE COMMUNICATIONS LLC	OPRTNS / SALES PITTSBURGH PA	30,673
ENGINEERED RESOURCES	3949 EVANS AVE SUITE 407 FT MYERS FL	46,385
GENSERVE INC	80 SWEENEYDALE AVE BAY SHORE NY	37,204
VERO INC	260 APPLE HILL DRIVE DELMONT PA	48,008

Miscellaneous - Under $25,000 (99)		120,979

Total Contract Work		910,798

License and Maintenance Services

Vendors Over $25,000		0

Miscellaneous - Under $25,000 (110)		62,951

Total License and Maintenance Services		62,951
28
ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for each
	type of service.
FROM WHOM PURCHASED		AMOUNT

Other Services

Vendors Over $25,000		640,061

ALLEGIS GROUP SERVICES INC	2001 CENTERPOINT PKWY PONTIAC MI	178,542
CYPRESS ASSOC LLC	501 MADISON AVE 25 FL NEW YORK NY	133,209
DELOITTE & TOUCHE	2500 ONE PPG PLACE PITTSBURGH PA	328,310

Miscellaneous - Under $25,000 (188)		474,676

Total Other Services		1,114,737

TOTAL OUTSIDE SERVICES		3,609,270
		29

ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2003

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926

INSTRUCTIONS:		Provide a listing of each pension plan and benefit
program provided by the service company. Such
listing should be limited to $25,000.

DESCRIPTION		AMOUNT

Corporate pension plan		216,925
Long-term disability		30,619
Group medical		312,760
Group life insurance		24,892
Savings plan expense		130,829
Group dental		25,722
Postretirement benefits other than pensions		170,124
Workforce Reduction		38,376
Worker Comp		31,607
All Other (7)		22,624

	TOTAL	1,004,478
				30
ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2003

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amount included in Account930.1, "General Advertising Expenses",
	classifying the items according to the nature of the advertising and as defined in the account
	definition. If a particular class includes an amount in excess of $3,000 applicable to a single
	payee show separately the name of the payee and the aggregate amount applicable thereto.

	DESCRIPTION		NAME OF PAYEE NAME OF PAYEE	AMOUNT
	General Advertising:
			GDS PUBLISHING LTD	10,000

			Various	423

		TOTAL		10,423
		31

ANNUAL REPORT OF Allegheny Ventures, Inc Orporation

For the Year Ended December 31, 2003

MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2

INSTRUCTIONS:	Provide a listing of the amount included in Account
	930.2, "Miscellaneous General Expenses", classifying
	such expenses according to their nature. Payments and
	expenses permitted by Sections 321(b)(2) of the Federal
	Election Campaign Act, as amended by Public Law 94-283
	in 1976 (2 U.S.C. 441(b)(2)) shall be separately
	classified.

	DESCRIPTION	AMOUNT

None

	TOTAL	0
		32

ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2003

RENTS
ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account
931, "Rents", classifying such expenses by major
groupings of property, as defined in the account
definition of the Uniform System of Accounts.

TYPE OF PROPERTY		AMOUNT

Office Space and Buildings		241,561
Computer Equipment		136,768
Communication Equipment		276,378
Furniture and Equipment		11,106
Office Space Affiliated		49,042
Gas Well		50,633
Miscellaneous		137,494

	TOTAL	902,982
		33
ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2003
TAXES OTHER THAN INCOME TAXES
ACCOUNT 408

INSTRUCTIONS:	Provide an analysis of Account 408, "Taxes Other Than
	Income Taxes". Separate the analysis into two groups:
	(1) other than U.S. Government taxes, and (2) U.S.
	Government taxes. Specify each of the various kinds
	of taxes and show the amount thereof. Provide a
	subtotal for each class of tax.

	KIND OF TAX	AMOUNT

(1)	Other than U.S. Government Taxes:

	State unemployment tax	12,702
	State Property	59,028
	State Gross Rec Utilities	61,973
	State Sales	7,262
	State Other	659
	Franchise Tax	(94,601)
	State gross premium & license	1,389
	Local Property	11,890
	Other	10,253

	Total Other than U. S. Government Taxes	70,555

(2)	U.S. Government Taxes:

	FICA	424,941
	Federal unemployment	5,427

	Total U. S. Government Taxes	430,368

	TOTAL	500,923
		34

ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2003

DONATIONS
ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account
	426.1, "Donations", classifying such expenses by its
	purpose. The aggregate number and amount of all
	items of less than $3,000 may be shown in lieu of
details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

Various		6

	TOTAL	6
			35

ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2003

OTHER DEDUCTIONS
ACCOUNT 426.5

INSTRUCTIONS:		Provide a listing of the amount included in Account
		426.5, "Other Deductions", classifying such expenses
	according to their nature.

	DESCRIPTION	NAME OF PAYEE	AMOUNT

None

		TOTAL	0
36

ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2003

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:	The space below is provided for important notes
regarding the statement of income or any account
thereof. Furnish particulars as to any significant
increase in services rendered or expenses incurred
during the year. Notes relating to financial
statements shown elsewhere in this report may be
indicated here by reference.

None other than those specifically noted on various pages.

37

ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2003

ORGANIZATION CHART

Allegheny Ventures, Inc. has no employees - Allegheny Energy Service Corporation provides administrative and engineering services.

38

ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2003

2003 METHODS OF ALLOCATION

Allegheny Ventures, Inc. expenses are not allocated to associate companies.

39

ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2003

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Allegheny Ventures, Inc. does not bill associate companies for use of holding company capital.

ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2003

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and
Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Allegheny Ventures, Inc.
(Name of Reporting Company)

By:	/s/ Thomas R. Gardner
(Signature of Signing Officer)

Thomas R. Gardner, VP & Controller
(Printed Name and Title of Signing Officer)

Date: April 30, 2004